PBV Holdings Inc

OFFERING STATEMENT



Issuer Name	PBV Holdings Inc
Doing Business As	Velum Fermentation
Offering Minimum	$15,000
Offering Maximum	$21,650
Security Type	Series A Convertible Preferred Stock
Pre-Money Valuation	$6,025,000 | $4 per share
Shares Sold	Up to 250,000 shares of Series A Convertible Preferred Stock

COMPANY OVERVIEW

Velum Fermentation is a craft brewery in the South Side Flats neighborhood in Pittsburgh, PA bringing new life to the ground floor of the old Duquesne Brewing Co. bottling building. Velum encompasses 35,000 sqft of open industrial building space and resides beneath Ascend Pittsburgh, a local well-established climbing gym. Off the main strip of Southside, Carson Street, Velum promises a great community-driven and family friendly place for all to enjoy. They will serve an array of premium craft beers, from traditional lagers and IPAs, barrel-aged and wild sours, and seasonal pours. Velum will not only rely on taproom and to-go sales, but will utilize wholesale and contract brewing as added revenue streams.

The construction of Velum Fermentation has been split into two phases. Phase 1 consists of a custom built 36-seat taproom to serve beer and other local wine and spirits made in PA. The taproom shares the space with a 30 bbl production brew house and 5 fermentors allowing for a maximum capacity of 3,800 bbls/year. The taproom and the capacity of the brewhouse will allow Velum to grow the business quickly. Velum has exciting plans for Phase 2 as there will be a 15,000 sqft taproom that will feature indoor and outdoor seating, arcade games, live music, art installations, private event space, and other special amenities. This expansion also includes additional fermentors bringing the total production capacity up to 30,000 bbl/year.

Company History

The dream of starting a brewery was born in 2008 while Nathan was working as a lab tech in Scranton Pennsylvania. Inspiration struck when he and some friends decided to make beer with a simple homebrew kit. Although the beer didn't turn out to be a particularly pleasant ale, his passion was spurred. Shortly after that brief foray into brewing, he decided to take the chance and enrolled in the Master brewers program at the University of California, Davis Campus. After finishing his program, he immediately launched into a decade-long journey into the brewing industry, taking in every experience he could find. After this tenure as a professional brewer, Nathan felt he had gained enough experience to pursue his original dream of building a successful craft brewery.

Velum Fermentation was started in 2019 when Nathan decided to move back to Pittsburgh. Pittsburgh is an ideal place to build a large brewery as there is a budding craft beer scene, with many excellent breweries across the city and a growing community of beer enthusiasts. The search for a building to accommodate his vision of a large production facility and community entertainment hub was a challenge. But, with the assistance of a local business owner, Nathan found the perfect space in the

South Side neighborhood. Once the location was set, Velum was born and construction started immediately.

Unfortunately, in early 2020 as construction was in full swing and Velum had great momentum, the world was upended by a global pandemic. As with most businesses under construction, operations ceased and Velum waited for the world to open up again. While construction was halted, Nathan utilized this time to reevaluate the direction of the company and decided to split the build into two phases. Phase 1 became the "Get to Beer" phase, and Phase 2 would become the larger taproom and production expansion that was originally planned. During this time, he also brought Jenna, his sister-in-law, into the project for her unique experience and skills, as well as their mutual enthusiasm and shared vision.

Velum was able to survive the shutdown and, with the help of Enterprise Bank and the Progress Fund, secure SBA financing for Phase 1. They are now approaching the completion of Phase 1 and will be opening the doors to the public. Although repeatedly faced with significant hurdles, the Velum team continues to square up and overcome challenges, always looking forward towards the original dream!

COMPANY ELIGIBILITY

Name of issuer: PBV Holdings Inc
State of Organization: Pennsylvania
Date Company Was Formed: 1/29/2021
Type of Company: Corporation
Physical Address: 421 Lamar Ave, Pittsburgh, PA 15221
Web Address: velumfermentation.com
# of Employees: 2
Qualified Third Party: North Capital Private Securities

The Issuer certifies that all of the following statements are true:

- The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940.
- The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- The Issuer has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement.
- The Issuer is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The Issuer, or any of its predecessors, has never failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

OWNERS OF THE COMPANY

Company Ownership

Owner Name	Common Stock	Series A Convertible Preferred Stock	Total Fully Diluted Common Stock	Fully Diluted Ownership %
Nathan McLaughlin	900,000	-	900,000	59.8%
Mark Salerno		75,000	75,000	5.0%
Don Bittner		62,500	62,500	4.1%
James and Patricia McLaughlin		50,000	50,000	3.3%
William McGrail		25,000	25,000	1.7%
Mark Livezy		25,000	25,000	1.7%
Ryan and Jenna McLaughlin		25,000	25,000	1.7%
Eric Hervol		25,000	25,000	1.7%
David and Julie McCandless		12,500	12,500	0.8%
Marc Mazlov		12,500	12,500	0.8%
Jeff Taft		10,000	10,000	0.7%
Rob and Meg Farraj		7,500	7,500	0.5%
Steve Janofsky		6,250	6,250	0.4%
Amy Leitman		5,000	5,000	0.3%
Aimee and Matt Rother		5,000	5,000	0.3%
Kathrine Janofsky		5,000	5,000	0.3%
Rob Sklarksy		2,500	2,500	0.2%
Rich Eberle		2,500	2,500	0.2%
Additional Series A Investors		250,000	250,000	16.6%
Totals	**900,000**	**356,250**	**1,506,250**	**100.0%**

The above is the only ownership outstanding for the company. The ownership interests of a Pennsylvania Corporation give the owner the right to share in the profits of the company.

Key Persons of Issuer

Below is a list of the key officers of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

Nathan McLaughlin
Employer: Velum Fermentation (PBV Holdings Inc)

Chief Executive Officer at Velum Fermentation, Pittsburgh, PA (2019 - Current)

- Business development including securing financial investment, management of all operational accounts, partnerships, legal, and growth strategies.

Head Brewer at Velum Fermentation, Pittsburgh, PA (2022 - Current)

- Recipe development and implementation, management of production facility operations and employees

Lead developer and Head Brewer at Pitt Street Brewing, Greenville, NC (2016 - 2019)
- Developed brewery from start-up to completion, building planning, brewhouse acquisition, product development, and employee management

Nathan is a Master Brewer with 12 years of experience in the craft brewing industry. He has spent his career honing his skills in the art of fermentation and building a reputation for brewing award-winning beer in a diverse selection of styles including: lagers, stouts, IPAs, and sours. He has brewed for big-name craft breweries such as Deschutes Brewery and Victory Brewing Company, giving him special knowledge of large-scale production processes and quality control. Additionally, he has worked for smaller breweries including Kulshan Brewing Co and Pitt Street Brewing, the latter he helped build from the ground up, both of which taught him the importance of personalized products tailored to the local customer base. Along with creating high-quality beer, Nathan is dedicated to community, outreach, and education. He has always served as a source of knowledge to his co-workers, as well as serving as a faculty of brew science at the Nash Community College. Nathan took the initiative to start a brewing internship program to support individuals seeking new industry opportunities. Nathan hopes to build Velum into a place for the community to share in his passion for fermentation. He has aspirations to start programs for barrel-aging, spontaneous fermentation, and other specialty styles.

Jenna McLaughlin
Employer: Velum Fermentation (PBV Holdings Inc)

Chief Operations Officer at Velum Fermentation, Pittsburgh, PA (February 2021 - Current)
- Develop and manage operations for Velum's construction on the business side and the build out of the building and the taproom. Perform all duties that are required to open and operate the brewery.

Molecular Department Director at Exact Scientific Services, Bellingham, WA (2016 – July 2020)
- Manage everyday operations of the molecular department including customer service, sample analysis, project management, employee management, interdepartmental communication and research and development.

Jenna is a fermentation nerd with 13 years in the food and beverage industry. She has a cosmopolitan background including front-of-house service, food prep, events management, as well as over 7 years experience in the food science industry, working as the Director of the Molecular Biology Department and Head of Research and Development. Jenna has a passion for seeking out and creating exciting new foods and drinks to share with friends! Gardening, fishing, woodworking, mushroom foraging and board games are some of her hobbies. At Velum, Jenna serves as the chief operations officer (COO), applying her industry experience and intensity to the assortment of challenges that are faced when starting a brewery. Along with serving as the COO, Jenna plans to build an R&D laboratory within Velum, the 'Brew Lab', to feed her love of science and ensure the best quality products off the tap.

ANTICIPATED BUSINESS PLAN

While the paired down taproom (Phase 1) will be operating during the construction of the large taproom and production space expansion (Phase 2), it is crucial to have operational cost buffers to withstand the ever-changing market and world conditions. The operations budget for this project will give Velum the financial support needed to begin and maintain production, hire much needed employees and grow the business with sales and marketing.

The Phase 2 expansion budget is divided into two main goals: production expansion and onsite customer experience. Velum is currently utilizing a quarter of the available production space and less than a tenth of the available taproom space. Having readily available production space for expansion allows for efficient and continual growth without the need for acquiring new buildings, licenses, or permits. Expanding into the unused production space will increase production capabilities by 10-fold.

For the customer facing side of the expansion, a 15,000 sqft taproom will be built adding large open seating areas, comfortable low seating for a relaxed experience, a cafe area that will double as a live music stage, a large arcade and indoor yard games such as bocce ball courts and cruise ship style shuffleboard. This construction phase will also include galley-style stall kitchens that will provide various food options. The funding for this phase of the project will vastly improve the customer experience, bringing patrons from near and far but will also provide a large venue for beer sales.

Below is a summary of the Company's expected use of funds. Funds raised in this offering will be used in descending priority order.

Item	Cost
Working capital	$21,650
Total	$21,650

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

You Might Lose Your Money
When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

COVID-19 Might Have a Negative Material Effect on the Company
This offering is being launched at a time when the COVID-19 pandemic is requiring the closure of many businesses, large and small. The effects COVID-19 may have on economic activity are likely substantial

and unknown; there is no guaranty the Company will not suffer material negative effects as a direct or indirect result of the pandemic.

Limited Operating History
The Company has been operating only since 2022, a limited history for prospective investors to consider.

Competition
The market in which we operate is highly competitive. The Company competes with many other businesses, both large and small, on the basis of quality and price of products, location and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against other competitors could negatively affect the Company's financial performance.

Regulations
The ownership and operation of food operations are subject to a number of laws and regulations. Complying with these laws and regulations could prove costly.

Licensing Risk
The Company may face changes in the state and federal laws in connection to any licensing required for the sale of its products. Such changes would require the dedication of Company resources to address or amend its current operations which may adversely affect its business strategy or profitability.

Interest Rate Might Not Adequately Compensate For Risk
Theoretically, the interest rate paid by a company should compensate the creditor for the level of risk the creditor is assuming. There is no certainty that the interest rate on your Note will compensate you adequately for the level of risk.

No Right to Participate in Management
As the owner of a Note, you will not have the right to control the Company in any way or to participate in its management. You should invest (buy a Note) only if you are willing to rely completely on the Company's management team.

Reliance On Management Team
Like almost all small businesses, the Company relies exclusively on the abilities of its management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company would be damaged and might not repay your Note.

Limited Products And Services
Most small, local businesses sell only one or two products or services, making them vulnerable to changes in technology and/or customer preferences.

Supplier Risk
The Company relies on third-party suppliers for the materials used in the manufacture of its products. If any of these suppliers changes the pricing, distribution, terms of service, or relationship with the Company, this could materially affect its business and/or profitability. Factors outside of the Company's

control, including general market conditions, may affect its relationship with these suppliers. In addition, its ability to meet the obligations of its customers may be adversely affected if its suppliers fail to comply with agreed-upon services or quality standards in a cost-effective or timely manner.

Risk of Economic Downturn
The products the Company sells are luxuries, not necessities. In the event of a recession or other economic downturn, customers might curtail their purchase of our products.

Environmental Risk
The Company is subject to the risk of environmental liability and limitations on operations due to environmental laws and regulations. The Company is subject to extensive federal, state, and local environmental, health and safety regulations. The risks of substantial costs and liabilities related to compliance with these laws and regulations is an inherent part of the Company's business. Future conditions may develop or be discovered that create substantial environmental compliance or remediation liabilities and costs.

Consumer Products Liability Risk
The Company produces food products. If these products make customers ill due to spoilage or in some other way result in food-borne illness, the Company could be subject to legal liability if these customers sue the Company and the resulting liability is not covered by insurance.

Price Risk
The Company competes in an industry with a commodity product where the Company may not have control of the prices it will receive for its product or the prices it must pay for inputs. Price uncertainty may negatively impact the Company's business and financial situation.

Use of Funds Risk
At the discretion of the Company's executive management team, funds raised in this offering may be used differently than specifically outlined in this document's Use of Funds section.

Personnel Risk
The Company uses human personnel to produce its product. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business.

Lack Of Accounting Controls
Larger companies typically have in place strict accounting controls. Smaller companies like the Company lack these controls, exposing themselves to additional risk.

Reputation Risk
The success of the Company depends on the reputation of its brand. Adverse publicity concerning the Company's products or the Company itself could negatively impact the future of its business.

The Company Might Need More Capital
The Company might need to raise more capital in the future to expand its operations, buy property and equipment, hire drivers and other personnel, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as

an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Future Investors Might Have Superior Rights

If the Company needs more capital in the future, it might borrow money and/or sell stock, and the new investors might have rights superior to those of an investor owning a Note. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Inability To Sell Your Shares

The law prohibits you from selling your shares (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your shares for the long term.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, an individual investor will not have the right to enforce his, her or its rights – for example, by bringing a lawsuit. Instead, the investors will appoint a representative using a procedure set forth in the Note Purchase Agreement. It's possible that the investors as a group will appoint a representative you don't like, or that the representative will do things you believe are wrong or misguided. Once a default has occurred and a representative has been appointed, all the expenses of the representative must be paid before any further payments are made with respect to the Notes.

The Owners Could Be Bad People Or Do Bad Things

The owners of the Company could be dishonest and take your money. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their company is on the line, or they're going through a divorce or other stressful life event. It is possible that the management of the Company, or an employee, would steal from or otherwise cheat the Company, and you.

Conflict Of Interest

In many ways your interests and the interests of the Company's management team will coincide: you all want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

- You might want to keep the compensation of managers low, while managers want to make as much as they can.

- You might want the Company to act conservatively to conserve its cash, while the management team might want to grow more quickly.

- You might want the Company to look out for your interests, while the management team might subordinate your interests to the interests of employees, other investors, or others.

- The lawyers who prepared the legal documents represent the interests of the Company, not the interests of investors.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Notes are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, as described above, it is possible that you would make a different decision if you had more information.

Lack Of Ongoing Information

The Company will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company will be allowed to stop providing annual information in certain circumstances.

The Company is Not Subject to the Corporate Governance Requirements Of National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

Cost of Enforcement

If the Company defaulted, investors would have to engage lawyers and possibly other third parties to enforce their rights. The cost of enforcement could be prohibitive.

Company Valuation

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Other Lenders Could Have Superior Rights

The Company will take out other loans. In itself this is not risky, but these lenders will likely have a claim to collateral superior to the collateral claimed by the Note. For example, the lenders might have a claim to the future cash flows or equity ownership of the Company, or the equipment owned by the Company whereas the Note has a claim to the equipment purchased with its own proceeds. Moreover, the lenders might have clauses in their lending agreements with the Company that compel the Company to pay them first over other lenders. If the Company runs out of cash, and has a choice to pay the other lenders or the Holders of the Note, it might decide (or be required) to pay its other lenders first.

Dram Shop Liability Risk

The Company plans to serve alcoholic beverages on its premises, subject to local, state and federal laws and regulations. Under law, if an establishment serves alcoholic beverages to a visibly intoxicated person, that establishment (in this case, the Company) is liable for any damages caused by that person, even if these damages occur outside of Company property, or a time subsequent to the service of alcoholic beverages to that person (this is known as Dram Shop liability). The Company could be subject to legal liability if the persons or entities so injured sue the Company and the resulting liability is not covered by insurance.

Social Host Liability Risk

Insofar as the Company plans to serve alcoholic beverages on its premises, it incurs the risk that it might serve these beverages to minors, either knowingly or unknowingly. If this occurs, the Company or its employees might be subject to criminal penalties or arrest, impeding their ability to operate the Company or damaging the Company's brand or reputation. Moreover, the Company might be liable for any damages not covered by insurance caused by an underage person under the influence of alcohol, to the extent that the Company or its employees knowingly served alcohol to an underage person.

Premises Liability Risk

The Company plans to serve beer at a physical tap room. Even if the Company complies with all applicable laws and regulations concerning the service of alcoholic beverages, and even if nobody at its events consumes alcohol, customers might become injured due to the negligence of the Company. For example, customers might fall because the taproom was constructed improperly. If the customers so injured sue the Company, the resulting liability might not be covered by insurance.

USE OF FUNDS

	Minimum Target Goal	Maximum Target Goal
Total Proceeds	$15,000	$21,650
Less: Intermediary Fee*	$1,200	$1,732
Net Proceeds	$13,800	$19,918

*8.0% of total offering amount

If the sum of the investment commitments does not equal or exceed the Minimum Target Goal amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

TRANSACTION MECHANICS

The following describes the process to invest in PBV Holdings Inc and how an investor's transaction and delivery of securities will be completed.

    a. *Investor Commitment:* Through the Honeycomb Portal, an investor will submit a requested investment amount. As a part of this process, an investor will execute an investment contract with PBV Holdings Inc ("Share Purchase Agreement") by way of the investor's electronic signature.

    b. *Acceptance of Investment*: Upon completion of the investment commitment, the investor will receive via email a confirmation of their transaction detailing the amount, terms, and date of execution.

    c. *Investor Transfer of Funds*: Upon receiving confirmation that an investment has been accepted, the investor will transfer funds to the escrow account of a third-party bank managed by Honeycomb Portal.

d. *Early Closings*: If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which the Form C is posted on the Honeycomb Portal.

e. *Book Entry*: All investments will be in book entry form. This means that the Investor will not receive a certificate representing their investment. Each investment will be recorded by Honeycomb Portal and visible by the investor through their Investor Dashboard.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

The Qualified Third Party of the Offering is North Capital Private Securities Corporation.

Note: For more information about the investment and cancellation process, see Honeycomb's Education Materials.

Details of Security Being Offered

The Company has authorized the sale of equity stock through this Regulation Crowdfunding offering. The Company will be offering up to 250,000 shares of Series A Convertible Preferred Stock.

Voting Rights - One vote per Share

Voting Proxy

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this

Section are coupled, with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. Hov.rever, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Minority Holder

As a minority holder of Shares of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Restrictions on Transfer of the Securities Being Offered

The shares will be illiquid (meaning you might not be able to sell it) for four reasons:

- The Share Purchase Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your shares, the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for shares as there would be for a publicly-traded company.
- For a period of one year, you will not be allowed to transfer the Note except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iv) in a public offering of the Company's shares.

ADDITIONAL MATTERS RELATED TO THE SECURITY

1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before.

2. *Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?*

As a minority holder of Shares of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

3. *How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?*

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding promissory notes. They could also issue other classes of securities with rights superior to those of investors holding promissory notes.

4. *How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.*

The price of the shares were determined by the Owner based on the Owner's opinion about the value of the project.

5. *What are the risks to purchasers of the securities relating to minority ownership in the issuer?*

As a minority holder of Shares of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

6. *What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?*

The company could issue securities with rights superior to those of their shares.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the investors.

7. *What other exempt offerings has the issuer conducted within the past three years?*

    The Company raised $102,350 through Reg CF in January 2023.

8. *The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:*
    1. *any director or officer of the issuer;*
    2. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*
    3. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*
    4. *or (4) any immediate family member of any of the foregoing persons.*

None.

FINANCIAL CONDITION OF THE ISSUER

The Company needs funds from this offering to commence operations. Without these funds, the Company would need to find other investment to begin operations. At this time, the Company has no plans to raise additional capital. The Company is seeking financing and its financial future cannot be guaranteed.

Below is a summary of the Company's existing debt obligations:

Creditor	Amount	Interest Rate	Completion Date
Enterprise Bank SBA Loan	$1,200,000	6.00%	7/19/2032
James & Patricia McLaughlin	$375,000	15.00%	5/1/2026
Total Balance	*$1,575,000*		

FINANCIAL INFORMATION

The fiscal year end for this business is December 31.

There have been no changes in the company ownership for the period reviewed.

See *Exhibit C - Reviewed Financials* for the Company's historical financial information.

STAKEHOLDER ELIGIBILITY

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

> i) in connection with the purchase or sale of any security;

> ii) involving the making of any false filing with the SEC;

> iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgement or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

> i) in connection with the purchase or sale of any security;

> ii) involving the making of any false filing with the Commission;

> iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
> i) at the time of the filing of this offering statement bars the person from:

a) association with an entity regulated by such commission, authority, agency or officer;
b) engaging in the business of securities, insurance or banking;
c) engaging in savings association or credit union activities; or

ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

ii) places limitation on the activities, functions or operations of such person;

iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;
ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary

restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

OTHER MATERIAL INFORMATION

All information presented to investors is hosted on honeycombcredit.com in the "Investor Info" Section of the campaign page.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the issuer liquidates or dissolves its business in accordance with state law.

EXHIBIT A – SHAREHOLDERS' AGREEMENT

 THIS SHAREHOLDERS' AGREEMENT OF PBV HOLDINGS, INC. (this "Agreement") is entered into, by, between, and among the holders of Common Stock and Series A Preferred Stock of the Corporation listed on Exhibit A attached hereto (collectively, the "Shareholders", and, each individually, a "Shareholder"), PBV Holdings, Inc., a Pennsylvania corporation (the "Corporation"), and such other parties who may become Shareholders to this Agreement pursuant to the terms set forth herein.

Background

In connection with the incorporation of the Corporation, Nathan McLaughlin ("***McLaughlin***") contributed capital to the Corporation in exchange for 900,000 shares of common stock of the Corporation ("***Common Stock***"). On May 27, 2021, Pittsburgh Brewing Ventures, Inc., a Pennsylvania corporation ("***PBV***"), merged with and into the Corporation, with the Corporation surviving the merger, pursuant to the terms and provisions of that certain Agreement and Plan of Merger, dated as of May 26, 2021 (the "***Merger Agreement***"), by and between the Corporation and PBV. Pursuant to the Merger Agreement, among other things, each share of Series A Preferred Stock of the Corporation was exchanged for a share of Series A Preferred Stock of the Corporation ("***Series A Preferred Stock***"). The issued and outstanding shares of the capital stock of the Corporation, together with any other authorized shares of the Corporation's capital stock which may be issued to the Shareholders, including, but not limited to, Common Stock and Series A Preferred Stock, are hereinafter collectively referred to as the "***Shares***" and, each individually, a "***Share***". As of the date hereof, the Shareholders hold all of the issued and outstanding Shares, which are owned as set forth on Schedule I attached hereto, as may be amended from time to time. The Shareholders believe that it is in the best interests of the Corporation and the Shareholders that the Shares be owned by Shareholders who share consistent ideas for the conduct and management of the Corporation, and, accordingly, that provision be made for the orderly future disposition of the Shares.

Agreement

NOW, THEREFORE, intending to be legally bound, in consideration of the mutual agreements and covenants contained herein, and for other good and valuable consideration, the receipt of which is hereby acknowledged, it is mutually agreed by and among the parties to this Agreement, as follows:

1.   Transfers of Shares; Offers.

(a)   Restrictions on Shareholders. No Shareholder is permitted to, in any manner, sell, transfer, assign, donate, pledge, encumber, or otherwise dispose of (each such transaction being referred to herein as a "***Transfer***") any Share that the Shareholder now owns or hereafter acquires, except as permitted by and made in accordance with this Agreement.

(b)   Conditions on All Transfers. Notwithstanding anything to the contrary contained in this Agreement, and in addition to any other conditions provided for in this Agreement with respect to the applicable Transfer, no Transfer pursuant to any provision of this Agreement shall be made, or, if attempted or purported to be made, shall be effective, unless and until the Corporation is satisfied that the Transfer will not violate federal and applicable state securities law or any other law or agreement. If the Transfer would violate any such law or agreement and a Shareholder nevertheless attempts or purports to Transfer such Shareholder's Shares, then the Corporation shall not recognize such Transfer on the records of the Corporation and such Transfer will, to the fullest extent permitted by law, be void. In addition, such Shareholder will be liable to the Corporation and the other Shareholders for damages, if any, which may result from such purported Transfer. In the event that any Shareholder or other transferee hereafter acquires by purchase, stock dividend, Transfer, conversion, stock split or any other method any shares or other securities of the Corporation, such shares or securities shall be included in the definition of the term Shares hereunder and shall automatically be subject to the terms and conditions of this Agreement, and any Shareholder not otherwise party to this Agreement shall be required to execute a joinder to this Agreement in form and substance satisfactory to the Corporation.

(c)   Right of First Refusal.

(i)   Subject to the further terms of this Agreement, including, without limitation, the provisions of this Section 1, if a holder of Series A Preferred Stock (the "**Series A Transferring Shareholder**") desires to Transfer all or any of the Series A Transferring Shareholder's Shares of Series A Preferred Stock to a "Person" or "Persons" (as defined below) who are not then parties to this Agreement, the Series A Transferring Shareholder shall first obtain a bona fide written offer (the "**Offer**") for the Transfer of such Shares (the Shares specified in such Offer shall be referred to herein as the "**Offered Shares**") for a fixed price which the Series A Transferring Shareholder desires to accept. The Offer shall set forth the following: (A) the date of the Offer; (B) the proposed price per Share; (C) the proposed number of Shares to be transferred;

(D) the name or names of the proposed purchaser or purchasers; and (E) all other material terms and conditions upon which the Transfer is proposed to be effected, which shall include the agreement of the purchaser or purchasers ("**Proposed Transferee**") to be bound by the terms of this Agreement. The Series A Transferring Shareholder shall deliver a copy of the Offer to the board of directors of the Corporation (the "**Board**") and the other Shareholders (the "**Remaining Shareholders**") within seven (7) days after receipt of the Offer. The Corporation and the Remaining Shareholders shall consider the Offer in accordance with Section 1(c)(ii)-(iv) below. For purposes of this Agreement, the term "**Person**" means and includes any individual, unincorporated organization, corporation, company, limited liability company, partnership (general or limited), joint venture, association, trust, entity or organization.

(ii)   The Corporation (or an assignee of the Corporation's rights under this Section 1(c), the Corporation and any such assignee being referred to in this Section 1(c), collectively or separately, as the context may dictate, as the "Corporation") shall have the option, exercisable by written notice to the Series A Transferring Shareholder and the Remaining Shareholders within thirty (30) days after the date on which the Board received the Offer, to purchase the Offered Shares or any portion of the Offered Shares for the price set forth in the Offer.

(iii)   If the Corporation does not elect to purchase all of the Offered Shares, each of the Remaining Shareholders will have the option, exercisable by written notice to the

Transferring Shareholder and all of the Remaining Shareholders within thirty (30) days after the date on which the last Remaining Shareholder received the Offer to purchase up to such Remaining Shareholder's *pro rata* portion of the Offered Shares that the Corporation has not elected to purchase, at the price and upon the terms and conditions set forth in the Offer. A Remaining Shareholder's *pro rata* portion of any Offered Shares available for purchase by the Remaining Shareholders is a number of Offered Shares determined by dividing (A) the number of Shares then held by that Remaining Shareholder by (B) the total number of Shares then held by all Remaining Shareholders, then multiplying the resulting quotient by the number of Offered Shares available for purchase by the Remaining Shareholders.

(iv)   If any Remaining Shareholder does not elect to purchase all of the Offered Shares to which such Remaining Shareholder was entitled, the Transferring Shareholder will give each Remaining Shareholder that elected to purchase all of the Offered Shares (the "***Electing Shareholders***") to which such Electing Shareholders were entitled, notice of the number of Offered Shares for which the Remaining Shareholders did not subscribe. Each Electing Shareholder will thereafter have ten (10) days from the date of such notice to agree to purchase all or any part of such Electing Shareholder's *pro rata* portion of the Offered Shares for which the Remaining Shareholders had not theretofore subscribed. For purposes of this second Shareholder offer under this Section 1(c)(iv) and any subsequent Shareholder offers, Shares held by Shareholders other than the Electing Shareholders will be excluded from the denominator described in the definition of a Remaining Shareholder's *pro rata* portion.

(v)   So long as a Remaining Shareholder continues to elect to purchase all of such Remaining Shareholder's *pro rata* portion of the Offered Shares, that Remaining Shareholder will continue to be offered a portion of the Offered Shares that is not purchased by the Remaining Shareholders in accordance with Section 1(c)(iv) above.

(vi)   If the Corporation or the Remaining Shareholders do not purchase all of the Offered Shares pursuant to this Section 1(c), the Transferring Shareholder may complete the Transfer of the Offered Shares (or any portion thereof) not so purchased only to the Proposed Transferee who made the Offer and only on the terms contained in the Offer, provided that the Proposed Transferee agrees in writing to be bound by all the terms and conditions of this Agreement and, provided further, that such Transfer can be made in conformity with the other provisions of this Agreement. If such Transfer does not occur within ninety (90) days after the date of the Offer, the Transferring Shareholder shall, prior to any Transfer, again offer to sell such Shares to the Corporation and the Remaining Shareholder in accordance with this Section 1(c).

(d)   <u>Exempted Transfers</u>. The provisions of Section 1(c) hereof shall not apply to any Transfer or proposed Transfer by a Shareholder to (i) a trust or other estate planning vehicle established for such Shareholder's benefit or the benefit of one or more of his or her family members, or (ii) "affiliates" (as that term is defined in Section 12b-2 of the Securities Exchange Act of 1934, as amended ("***Affiliates***")) of such Shareholder; provided, however, that the transferee agrees in writing to be bound by all the terms and conditions of this Agreement and, provided further, that such Transfer can be made in conformity with the other provisions of this Agreement including, without limitation, Section 3 hereof.

(e)   <u>Drag-Along</u>.

(i)   Subject to compliance with the rights of first refusal set forth in Section 1(c) hereof, if any Shareholders owning more than fifty percent (50%) of the Shares then outstanding proposes to sell or otherwise Transfer all of such Shareholders' Shares (in a sale consummated in a single Transfer or a series of related Transfers to a single purchaser or a group of purchasers as part of a single transaction or a group of related transactions in which the purchaser desires to acquire one hundred percent (100%) of the Shares then outstanding), then such Shareholders (the "***Transferring Shareholders***") shall have the right (the "***Drag-Along Right***"), but not the obligation, to cause the other Shareholders other than McLaughlin (the "**Non-Founding Remaining Shareholders**") to tender to the third party offeree(s) for purchase, at the same price per Share and on the same payment terms and conditions as apply to the Transferring Shareholders, all of the Shares owned by the Non-Founding Remaining Shareholders.

(ii)   If the Transferring Shareholders elect to exercise the Drag-Along Right under this Section 1(e), then the Transferring Shareholders shall notify the other Shareholders in writing (such writing, the "**Drag-Along Notice**"). Each Drag-Along Notice shall set forth (A) the name of the third party offeree(s) to which the Transferring Shareholders propose to sell or otherwise Transfer the Shares and the aggregate number of Shares proposed to be sold; (B) the address of the third party offeree(s); (C) the proposed amount, the form of consideration and the terms and conditions of payment offered by the third party offeree(s), along with any other material terms relating to such sale or Transfer (the "**Third Party Terms**"); and (D) a statement that the third party offeree(s) has been informed of the rights provided for in this Section 1(e) and has agreed to purchase the Shares in accordance with the terms hereof. The Drag-Along Notice shall be submitted to the other Shareholders at least fifteen (15) days prior to settlement of the proposed Transfer.

(iii)   Upon receipt of a Drag-Along Notice, the Non-Founding Remaining Shareholders shall be entitled and obligated to sell all of his, her or its Shares to the third party offeree(s) upon the Third Party Terms; provided, however, that neither the Transferring Shareholders nor the Non-Founding Remaining Shareholders shall be obligated to consummate the sale of any Shares if the third party offeree(s) does not purchase all of the Shares then outstanding, other than the Shares owned and held by McLaughlin. Each Shareholder hereby covenants and agrees that upon receipt of the Drag-Along Notice, such Shareholder will take such actions and execute such documents and instruments as shall be necessary or appropriate to consummate any sale contemplated by this Section 1(e).

(iv)   At the settlement of any sale or Transfer pursuant to this Section 1(e), the third party offeree(s) shall remit to each Shareholder the consideration for the total sales price of the Shares of such Shareholder sold pursuant hereto upon delivery by such Shareholder, if applicable, of any certificate(s) for such Shares duly endorsed in blank for Transfer or accompanied by Share power(s) duly executed in blank.

(v)   Nothing in this Section 1(e) shall require any Shareholder to agree to

(A) be bound by any non-competition or similar obligation, (B) be liable for the acts or omissions of others or for any liabilities or obligations in excess of the amount(s) received by it in connection with such sale or Transfer, (C) appoint or authorize any other person or entity to act for it or on its behalf as an agent or otherwise (except in the case of a stock power, to be executed to sell or

otherwise Transfer all of such Shareholders' Shares pursuant to this Section 1(e)), or (D) enter into any general release (although a Shareholder may be required to enter into a release in its capacity as a Shareholder with respect to any of its Shares).

(f)   Right of First Offer.

(i)   The Corporation hereby grants to McLaughlin and each holder of Series A Preferred Stock the right of first offer to purchase a *pro rata* share of any "New Securities" (as defined below) which the Corporation may, from time to time, propose to sell and issue on the same terms as such New Securities are offered to other purchasers. The *pro rata* share, for purposes of this Section 1(f), is the ratio that the number of Shares owned by such holder on as as-converted basis bears to the total number of Shares then issued, outstanding and owned by all Shareholders.

(ii)   Except as further set forth in this Section 1(f), "***New Securities***" shall mean any shares of capital stock of the Corporation, whether now authorized or not, and rights, options or warrants to purchase such shares of capital stock, or securities of any type whatsoever that are, or may become, convertible into equity securities of the Corporation. Notwithstanding the foregoing sentence, "New Securities" shall not include: (i) Shares issued or issuable in connection with any stock split, stock dividend or recapitalization by the Corporation; (ii) Shares issuable or issued pursuant to a stock option plan, other incentive compensation arrangement or plan, restricted stock plan, stock Subscription Agreement or stock issuance agreement approved by the Board to employees, consultants or directors of the Corporation; (iii) Shares issued in a *bona fide*, firmly underwritten public offering of shares of the Corporation's capital stock; or (iv) Shares issuable or issued in connection with a duly approved *bona fide* strategic alliance, partnership agreement, or business acquisition of or by the Corporation, whether by merger, consolidation, sale of assets, sale or exchange of stock or otherwise.

(iii)   In the event the Corporation proposes to undertake an issuance of New Securities, it shall give McLaughlin and each holder of Series A Preferred Stock written notice of its intention, describing the type of New Securities and the price and terms upon which the Corporation proposes to issue such New Securities. McLaughlin and each holder of Series A Preferred Stock shall have fifteen (15) days from the date of receipt of any such notice to purchase up to such holder's respective *pro rata* share of such New Securities for the price and upon the terms specified in such notice by delivering written notice to the Corporation and stating therein the quantity of New Securities to be purchased by such holder. Any sale to McLaughlin or holders of Series A Preferred Stock in accordance with the right of first offer described in this Section 1(f) shall be consummated as promptly as possible following the fifteen (15) day notice period set forth in this Section 1(f).

(iv)   To the extent McLaughlin or the holders of Series A Preferred Stock fail to exercise in full the right of first offer within such fifteen (15) day period, the Corporation shall have one hundred eighty (180) days thereafter to sell the New Securities not elected to be purchased by such holders at the price and upon terms no more favorable to the purchasers of such New Securities than is specified in the Corporation's notice delivered in accordance with this Section 1(f). In the event the Corporation does not sell all of the remaining New Securities within such one hundred eighty (180) day period, the Corporation shall not thereafter issue or sell any New

Securities without first offering such New Securities to McLaughlin and the holders of Series A Preferred Stock in the manner provided in this Section 1(f).

(v)   The right of first offer granted to McLaughlin and each of the holders of Series A Preferred Stock pursuant to this Section 1(f) shall not be assignable by any Shareholder without the Corporation's prior written consent.

(vi)   Notwithstanding any provision of this Section 1(f) to the contrary, the Corporation shall not have the obligation to sell any New Securities to McLaughlin or any holder of Series A Preferred Stock in accordance with the provisions of this Section 1(f) in the event that (i) such holder is not an "accredited investor," as such term is defined in Rule 501 of Regulation D of the Securities Act of 1933, as amended (the "**Securities Act**"), at the time of such sale, or (ii) such sale would be in violation of any applicable laws, including, without limitation, any applicable securities laws.

2.   Voting Provisions Regarding Board of Directors; Brewing Decisions.

(a)   Size of Board. Each Shareholder agrees to vote, or cause to be voted, all Shares owned by such Shareholder, or over which such Shareholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that the size of the Board shall be set and remain at three (3) directors.

(b)   Board Composition. Each Shareholder agrees to vote, or cause to be voted, all Shares owned by such Shareholder, or over which such Shareholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of Shareholders at which an election of directors is held or pursuant to any written consent of the Shareholders, the following persons shall be elected as directors to serve on the Board:

(i)   One (1) individual designated by the holders of a majority of the Shares of Series A Preferred Stock, voting as a separate class; and

(ii)   Two (2) individuals designated by the holders of a majority of the Shares of Common Stock, voting as a separate class; provided, however, one of the individuals designated by the holders of Shares of Common Stock shall be McLaughlin for so long as McLaughlin owns at least one Share of Common Stock and the shareholders shall vote their shares of Common Stock accordingly.

(c)   Failure to Designate a Board Member. In the absence of any designation from the Persons or groups with the right to designate a director as specified above, the director previously designated by them and then serving shall be reelected if still eligible to serve as provided herein.

(d)   Removal of Board Members.

(i)   Each Shareholder also agrees to vote, or cause to be voted, all Shares owned by such Shareholder, or over which such Shareholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(A)   notwithstanding anything to the contrary, for so long as McLaughlin owns at least one Share of Common Stock, McLaughlin shall be permitted to serve as

and remain a director of the Corporation and shall not be subject to removal from his position as a director for any reason;

(B)   subject to Section 2(d)(i)(A), no director elected pursuant to Section 2(b)(i) or 2(b)(ii) may be removed from office other than for Cause (as defined below) unless (*x*) the director to be removed from office is someone other than McLaughlin and (*y*) such removal is directed or approved by the affirmative vote of the Person, or of the holders of the Shares, entitled under Section 2(b) to designate that director;

(C)   any vacancies created by the resignation, removal or death of a director elected pursuant to Section 2(b)(i) or (2)(b)(ii) shall be filled pursuant to the provisions of Section 2(b)(i) or 2(b)(ii), respectively; and

(D)   subject to Section 2(d)(i)(A), upon the request of any party entitled to designate a director as provided in Section 2(b)(i) or (2)(b)(ii) to remove such director, such director shall be removed.

(ii)   All Shareholders agree to execute any written consents required to perform the obligations of this Agreement, and the Corporation agrees at the request of any party entitled to designate directors to call a special meeting of Shareholders for the purpose of electing directors. For purposes of this Section 2(d), "***Cause***" shall mean, with respect to a director, (A) conviction of, or the entry of a plea of guilty or no contest to, a felony or any other crime that causes the Corporation or its Affiliates public disgrace or disrepute, or adversely affects the Corporation's or its Affiliates' operations or financial performance or the relationship the Corporation has with its Affiliates; (B) gross negligence or willful misconduct with respect to the Corporation or any of its Affiliates, including, without limitation, fraud, embezzlement, theft or proven dishonesty in the course of the subject employment or engagement with the Corporation or its Affiliates; (C) alcohol abuse or use of controlled drugs other than in accordance with a physician's prescription;

(D) refusal, failure or inability to perform any material obligation or fulfill any duty (other than any duty or obligation of the type described in clause (F) below) to the Corporation (other than due to incapacity), which failure, refusal or inability is not cured within thirty (30) days after delivery of notice thereof; (E) material breach of any agreement with or duty owed to the Corporation or any of its Affiliates; or (F) any breach of any obligation or duty to the Corporation or any of its Affiliates (whether arising by statute, common law, contract or otherwise) relating to confidentiality, noncompetition, non-solicitation or proprietary rights. Notwithstanding the foregoing, if a director and the Corporation (or any of its Affiliates) have entered into an employment agreement, consulting agreement or other similar agreement that specifically defines "cause," then with respect to such director, "Cause" shall have the meaning defined in that employment agreement, consulting agreement or other agreement.

(e)   No Liability for Election of Directors. No Shareholder, nor any Affiliate of any Shareholder, shall have any liability as a result of designating a person for election as a director for any act or omission by such designated person in his or her capacity as a director of the Corporation, nor shall any Shareholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

(f)   Brewing Decisions. Notwithstanding anything to the contrary, for so long as McLaughlin holds any Shares of Common Stock, neither the Corporation nor any Shareholder,

acting on behalf of the Corporation, shall take or cause to be taken any action which gives any individual other than McLaughlin final decision making authority on all decisions of the Corporation related to brewing beer.

3.   Endorsement on Certificates.

(a)   Upon the execution of this Agreement, the certificates for the Shares subject hereto shall be surrendered to the Corporation and endorsed with a legend in substantially the form as follows:

> NOTICE IS HEREBY GIVEN THAT THE SALE, ASSIGNMENT, TRANSFER, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE SHARES OF CAPITAL STOCK REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO AND RESTRICTED BY THE PROVISIONS OF A CERTAIN SHAREHOLDERS' AGREEMENT AMONG THE CORPORATION AND THE SHAREHOLDERS, DATED AS OF MAY 27, 2021, AS AMENDED FROM TIME TO TIME, A COPY OF WHICH AGREEMENT MAY BE INSPECTED AT THE PRINCIPAL OFFICE OF THE CORPORATION, AND ALL OF THE PROVISIONS OF WHICH AGREEMENT ARE INCORPORATED BY REFERENCE IN THIS CERTIFICATE.

> THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED EXCEPT IN CERTAIN LIMITED CIRCUMSTANCES UNLESS AND UNTIL REGISTERED UNDER THE ACT OR IF REQUESTED BY THE CORPORATION UNLESS THE CORPORATION HAS RECEIVED AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY AND ITS COUNSEL THAT SUCH REGISTRATION IS NOT REQUIRED.

(b)   After endorsement, the certificates for the Shares shall be delivered to the applicable Shareholders, unless, with respect to any Shareholder, such Shareholder and the Corporation have agreed, whether in written contract or otherwise and whether such agreement now exists or is hereafter created, to another party holding such certificate.

4.   Indemnification.

(a)   To the extent not inconsistent with applicable law, the Corporation, its receiver, or its trustee, shall indemnify each Shareholder and his, her, or its respective employees, agents, representatives, affiliates, heirs, executors, administrators, successors, and assigns, against and save them harmless from any claim, demand, judgment, or liability and against and from any loss, cost, or expense (including, without limitation, reasonable attorneys' fees and court costs, which may be paid by the Corporation as incurred), which may be made or imposed upon such

persons by reason of any (i) act performed for or on behalf of the Corporation or in furtherance of the Corporation's business, (ii) inaction on the part of such persons, or (iii) liabilities arising under federal and state securities laws, to the extent permitted by law, so long as the Shareholder has acted in furtherance of a good faith belief that such course of conduct was in the best interest of the Corporation and said conduct did not constitute gross negligence, gross misconduct, fraud, breach of fiduciary duty, or a breach of this Agreement. It is the intent of this Section 4(a) that the aforementioned parties be indemnified by the Corporation to the maximum extent permitted by law.

(b)   To the extent not inconsistent with applicable law, each Shareholder and his, her or its receiver or trustee, shall indemnify the Corporation and each other Shareholder and his, her or its respective employees, agents, representatives, affiliates, heirs, executors, administrators, successors, and assigns, against and save them harmless from any claim, demand, judgment, or liability and against and from any loss, cost, or expense (including, without limitation, reasonable attorneys' fees and court costs, which may be paid by the Corporation as incurred), which may be made or imposed upon the Corporation or such Shareholder by reason of any action or inaction by such Shareholder which constitutes gross negligence, gross misconduct, fraud, breach of fiduciary duty, or a breach of this Agreement. It is the intent of this Section 4(b) that the aforementioned parties be indemnified by such Shareholder to the maximum extent permitted by law.

5.   Confidential Information.

(a)   At all times while a Shareholder and thereafter, each Shareholder agrees to maintain in strict confidence and duly safeguard any and all "Confidential Information" (as defined herein). Except as authorized by the Board (which authorization must be in writing), a Shareholder shall not, directly or indirectly: (i) disclose, reveal or make available any Confidential Information to any third party; (ii) remove any Confidential Information from the premises of the Corporation, intentionally or recklessly destroy or damage any Confidential Information, or entrust or make available Confidential Information to any Person (other than the Shareholders or any officers or other personnel of the Corporation entitled to such materials by authorization of the Board); or (iii) induce, influence, assist or enable any third party to take any action that a party would be prohibited from taking pursuant to this Section 5(a). All Confidential Information is and shall remain the exclusive property of the Corporation.

(b)   For purposes of this Agreement, "***Confidential Information***" shall mean all information of the Corporation (or information of another party which the Corporation has in its possession) including, but not limited to, information relating to the Corporation's research and development activities, source code and object code for software products, computer hardware, computer systems, designs, prototypes, technical specifications, business and marketing plans, pricing and costing policies, contracts, projections, customer and supplier lists, any data relating to past, present and prospective customers or clients, and any and all other materials and information relating to or dealing with the business operations or activities of the Corporation, regardless of whether such information was or is transmitted orally, in writing, electronically or in whatever other form, or whether such information was or is tangible or intangible or observed from observation. Confidential Information shall further include any supplemental information the Corporation has provided to the Shareholder or may provide to the Shareholder in the future, as well as information that has been or is expressly designated by the Corporation as "Confidential Information." If the information disclosed was or is oral, then it shall be presumed by the Shareholder to be Confidential Information.

6.   Information Rights. The Corporation will furnish to each holder of Series A Preferred Stock, provided that such holder of Series A Preferred Stock is not affiliated with a direct competitor of the Corporation, (a) within one hundred twenty (120) days following the end of the Corporation's fiscal year, annual unaudited financial statements of the Corporation for the prior fiscal year, including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Corporation for such year,

(b) within forty-five (45) days following the end of each fiscal quarter, quarterly unaudited financial statements for the prior fiscal quarter of the Corporation, including an unaudited balance sheet, an unaudited statement of operations and an unaudited statement of cash flows of the Corporation for such fiscal quarter, as well as a current capitalization table of the Corporation, (c) within thirty (30) days following the end of each calendar month, monthly unaudited financial statements for the prior calendar month of the Corporation, including an unaudited balance sheet, an unaudited statement of operations and an unaudited statement of cash flows of the Corporation for such calendar month, as well as a current capitalization table of the Corporation, and (d) no less than thirty (30) days prior to the end of each fiscal year, a comprehensive operating budget forecasting the Corporation's revenues, expenses, and cash position on a month-to-month basis for the upcoming fiscal year, with each of the foregoing prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments. If the Corporation has audited records of any of the foregoing, it shall provide those in lieu of the unaudited versions.

7.   Piggyback Registration Rights. If the Corporation proposes to register (including for this purpose a registration effected by the Corporation for Shareholders other than the holders of Series A Preferred Stock) any of its stock under the Securities Act in connection with the public

offering of such securities, the Corporation will, at such time, promptly give each holder of Series A Preferred Stock written notice of such registration. Upon the written request of each holder of Series A Preferred Stock given within twenty (20) days after mailing of such notice by the Corporation, the Corporation will use all commercially reasonable efforts to cause to be registered under the Securities Act all of the Shares that each such holder of Series A Preferred Stock has requested to be registered if any stock of the Corporation is registered. The Corporation will have the right to terminate or withdraw any registration initiated by it under this Section 7 prior to the effectiveness of such registration whether or not any holder of Series A Preferred Stock has elected to include securities in such registration. The expenses of such registration will be borne by the Corporation.

8.   Attorneys' Fees. In the event of any controversy arising under this Agreement, the prevailing party in such controversy will be entitled to receive such party's fees and costs, including reasonable attorneys' fees, from the other party or parties to such controversy.

9.   Benefit. This Agreement shall bind and shall inure to the benefit of the parties, their personal representatives, successors and permitted assigns, and no other Person shall have or derive any rights or benefits hereunder. Notwithstanding anything to the contrary in this Agreement, the Corporation may assign any of its rights hereunder, provided that the assignee of such rights otherwise complies with this Agreement.

10.   Entire Agreement. Except as otherwise noted in this Agreement, this Agreement, including the exhibit(s) hereto, constitutes the entire understanding between the parties and supersedes any and all other agreements between the parties hereto with respect to the subject matter hereof. Except as set forth herein, there are no other representations or covenants between

the parties with respect to the subject matter hereof.

11.   Governing Law; Jurisdiction. This Agreement shall be governed by, and enforced in accordance with, the laws of the Commonwealth of Pennsylvania, without regard to the application of the principles of conflicts or choice of laws. The parties hereby consent, to the fullest extent permitted by law, to the exclusive jurisdiction and venue of the state and federal courts of the located within Pittsburgh, Pennsylvania. Under no circumstances will any party assert any claim or cause of action in any state or federal court outside of Pittsburgh, Pennsylvania.

12.   Compliance. All parties agree that they shall execute any instruments or documents and they shall perform any acts which are or may become necessary to effectuate this Agreement.

13.   Notices. Any notice, demand or request required or permitted to be given by either the Corporation or a Shareholder pursuant to the terms of this Agreement shall be in writing and

shall be deemed given on the date and at the time delivered via personal, courier or recognized overnight delivery service or, if sent via telecopier, on the date and at the time telecopied with confirmation of delivery or, if mailed, on the date five (5) days after the date of the mailing (which shall be by regular, registered or certified mail). Delivery of a notice by telecopy (with confirmation) shall be permitted and shall be considered delivery of a notice notwithstanding that it is not an original that is received. If directed to a Shareholder, any such notice, demand or request shall be sent to the address indicated on the signature page of this Agreement, or to such other address as the Shareholder may hereafter specify in writing. If directed to the Corporation, any such notice, demand or request shall be sent to the Corporation's principal executive office, c/o the Corporation's President, or to such other address or person as the Corporation may hereafter specify in writing.

14.   Counterparts; Facsimiles. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument. Any facsimile signature of any party hereto or to any other agreement or document executed in connection herewith shall constitute a legal, valid and binding execution by such party.

15.   Severability. If any provision of this Agreement shall be held invalid by a court of competent jurisdiction, then this Agreement shall be construed as if such invalid provision were omitted, without affecting any other provisions of this Agreement.

16.   Section Headings. The Section headings in this Agreement are for convenience only; they form no part of this Agreement and shall not affect its interpretation.

17.   Number and Gender. Words used herein, regardless of the number and gender specifically used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine or neuter, as the context indicates is appropriate.

18.   Number of Days. In computing the number of days for purposes of this Agreement, all days shall be counted, including Saturdays, Sundays and holidays, provided that if the final day of any time period falls on a Saturday, Sunday or holiday on which federal banks are or may elect to be closed, then the final day shall be deemed to be the next day which is not a Saturday, Sunday or such holiday.

19.   Construction. All parties have been given an opportunity to carefully review this Agreement (and, if desired, consult with their own legal, tax or other professionals) prior to signing the Agreement. Accordingly, to the fullest extent permitted by law, none of the parties hereto shall be construed as the drafting party against whom the Agreement could be construed.

20.   Amendment; Waiver. The parties hereto may terminate this Agreement or amend or waive any provision of this Agreement if the Corporation and Shareholders owning at least

seventy- five percent (75%) of the outstanding Shares consent to such termination, amendment or waiver, provided that Exhibit A attached hereto may be amended by the Corporation at any time or from time to time to accurately reflect the holdings of Shares by the Shareholders.

EXHIBIT C - FINANCIAL STATEMENTS

Balance Sheet

ASSETS	2021	2022
Cash & Equivalents	1,372	21,313
Accounts Receivable	-	-
Fixed Assets	1,275,114	1,794,038
Other Assets	510,937	510,937
TOTAL ASSETS	**1,787,423**	**2,326,288**
LIABILITIES & EQUITY		
Accounts Payable	502,781	434,459
ST-Debt Payable	-	59,462
LT-Debt Payable	428,127	1,411,213
TOTAL LIABILITIES	**930,908**	**1,905,134**
Retained Earnings	884,396	961,514
Net Income	(27,881)	(540,360)
TOTAL OWNER'S EQUITY	856,515	421,154
TOTAL LIABILITIES & EQUITY	**1,787,423**	**2,326,288**

Income Statement

INCOME	2021	2022
Total Revenue	-	-
Cost of Goods Sold	-	-
GROSS PROFIT	-	-
Operating Expenses	27,881	540,360
NET OPERATING INCOME	**(27,881)**	**(540,360)**

Statement of Cash Flows

	2021	2022
NET INCOME (LOSS)	(27,881)	(540,360)
CASH FLOW ACTIVITIES		
Net Cash from Operations	-	
Net Cash from Investing	(571,686)	(518,924)
Net Cash from Financing	1,131,987	1,079,225
NET INCREASE (DECREASE) IN CASH	532,420	19,941

The fiscal year end for this business is December 31.

There have been no changes in the company ownership for the period reviewed.

	Prior Fiscal Year End	Most Recent Year End
Total Assets	1,787,423	2,326,288
Cash & Equivalents	1,372	21,313
Accounts Receivable	-	-
Short-Term Debt	-	59,462
Long-Term Debt	428,127	1,411,213
Revenue	-	-
Cost of Goods Sold	-	-
Taxes Paid	-	-
Net Income	(27,881)	(540,360)

EXHIBIT C – OFFICER CERTIFICATE

I certify that the financial statements included in this Form C are true and complete in all material respects. I certify that all statements of fact and tax return information included in this Form C are accurate and complete to the best of my knowledge.

Nate McLaughlin

_____

Nathan McLaughlin

PBV Holdings Inc